Exhibit 11.01

                       Statement Regarding Computation of
                           Net Income (Loss) per Share
                      (In thousands, except per share data)



                                                       Years Ended June 30,
                                                       --------------------

                                                   1996        1995        1994
                                                   ----        ----        ----

Net Income (loss)                               $(18,328)   $ (5,848)   $ 13,613
                                                ========    ========    ========

Weighted average shares:

     Common shares outstanding                    14,463      14,315      14,991

     Common equivalent shares representing
       shares issuable upon exercise of
       stock options (1)                              --          --         336
                                                --------    --------    --------

     Total weighted average shares - primary      14,463      14,315      15,377
                                                ========    ========    ========

Primary net income (loss) per common and
  equivalent share (2)                          $  (1.27)   $   (.41)   $    .89
                                                ========    ========    ========


- ---------------------

(1)  Amount calculated using the treasury stock method and fair market values.

(2) Primary and fully diluted net income (loss) per common and equivalent shares are the same.
                                       69